Remarks of Alfred M. Rankin, Jr.                                    Exhibit 99.1
NACCO Industries, Inc.
Annual Meeting of Stockholders
May 8, 2002


     I will begin my remarks by noting that some of my comments include forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those expressed in these forward-looking statements are described in our press release dated April 24, 2002.

                                       ###

     2001 was a very tough year for NACCO. Much like the U.S. economy, the first quarter was relatively strong, the second quarter began to slip, and the third and fourth quarters had very large losses as our markets weakened. We had a recession in consumer markets and, essentially, a depression in our U.S. capital goods markets, all with a significant added impact from 9-11. The situation demanded that we take very aggressive actions to permit key businesses to operate profitably in a changed environment. As a result, we incurred significant restructuring and one-time costs in 2001 which drove poor underlying profit results even lower.

     Our results for the first quarter of 2002 demonstrated the benefits of these restructuring and cost-control programs. NACCO Materials Handling Group returned to profitability after the large 3rd and 4th quarter losses despite dramatically lower unit shipments and revenues than the first quarter of 2001. NACCO Housewares Group reported improved results despite significant one-time charges and lower revenues largely due to our decision to withdraw from selected low margin businesses. Finally, North American Coal had good first quarter results, although lower than the unusually high level of 2001.

     For the remainder of the year, we expect that our restructuring and cost reduction programs will produce increasing benefits. We also expect our capital expenditures to decline significantly since we have completed many of the major programs initiated over the past few years. Finally, we are optimistic that consumer and capital goods markets will continue to improve during the year. Lift truck markets appear to have begun recovering and lift truck backlogs actually increased in the first quarter of 2002. Overall, we are prepared to respond effectively and profitably as markets strengthen, and we expect cash generation to improve significantly in 2002.

     Turning to the future, NACCO Materials Handling Group, Hamilton Beach/Proctor-Silex, Kitchen Collection and North American Coal all have strong positions strategically and excellent management teams in place. Execution of key change programs should ensure that each business is well positioned for sound, long-term competitive position and profitability.

         At NACCO Materials Handling Group, the company expects to continue to build upon its first quarter return to profitability. NMHG should benefit increasingly from improving markets, and the company's many cost reduction and efficiency programs should all pay off increasingly not only this year but in the years ahead. These programs include:

     o the now completed closure of the Danville, Illinois, plant which reduced overhead and improved manufacturing efficiency,

     o  overhead reductions in the Americas and Europe,

     o long-standing programs such as Demand Flow Technology and the Value Improvement Program, and

     o newer initiatives such as an enhanced purchasing program.

     In addition, three key strategic programs should enhance NMHG's long-term competitive position.

     First, a comprehensive global cost reduction program is driving improved manufacturing efficiencies in our plants, leveraging its worldwide scale to capture lower material costs and to use low-cost locations for manufacturing and sourcing of basic components.

     Second, a new global design strategy is guiding development of the next generation of lift trucks. When a core element of this project matures in 2004-2005, the design, development and manufacture of Hyster(R) and Yale(R) lift trucks will have changed significantly, especially in the areas of customer driven product specification tailoring, quality enhancement, cost reduction and manufacturing efficiency. A key element of this design philosophy is the careful integration across the product line of a comprehensive global component commonality program.

     Third, the company's global distribution system is being strengthened by consolidating its dealer networks around large, highly professional, well-capitalized independent Hyster and Yale anchor dealers. We believe that, with the right products at the right costs, supported by the sound marketing capabilities of our two brands, our anchor dealers can improve our share position around the world in the years ahead.

     In combination, then, we believe NMHG's programs can ensure a continued strong competitive position and lead to consistently good returns and cash flow generation.

     At Hamilton Beach/Proctor-Silex, the restructuring and one-time programs which improved results in the first quarter should have increasing payoffs as this year goes forward, and in 2003. Tight cost control, manufacturing restructuring and efficiency improvements, increased sourcing from China, new products and significantly reduced inventory should, in combination with improving markets, lead to improved cash flow and margins and profits more in line with our objectives.

     Longer term, we believe Hamilton Beach/Proctor-Silex is well positioned. The company has a strong stable of brands, including General Electric for Wal*Mart, TrueAir(TM) for home environment products, and its traditional Hamilton Beach(R) and Proctor-Silex(R) brands, all of which have superior consumer recognition.

     Hamilton Beach/Proctor-Silex also has strong product design capabilities which are underpinned by a very disciplined, consumer research-based, product-positioning program. This, in turn, is backed up by the company's low-cost products which are the result of its Mexican manufacturing capabilities and increasing sourcing from China.

     Finally, Hamilton Beach/Proctor-Silex's strong brands, innovative products and low-cost manufacturing and sourcing capabilities are brought to market by a very professional sales and marketing organization. We have developed strong relationships with key customers and, in some cases, have achieved category leader responsibility for small kitchen electrics. Overall, we have confidence that the strong Hamilton Beach/Proctor-Silex management team can lead the business to sound, long-term operating margins, return on equity and cash flow.

     Kitchen Collection expects to build on the very good results of the first quarter as the year progresses. Over the longer term, Kitchen Collection's product-specific Economic Value Income analysis capability should help improve margins and return on equity and increase cash flow. Kitchen Collection also expects to expand the Hamilton Beach and Proctor-Silex private label program. However, long-term growth will come from an increased number of stores. While we expect modest growth in the number of our traditional Kitchen Collection(R) factory outlet stores, we expect significantly enhanced growth in the number of new Gadgets & More(R) stores in enclosed malls.

     At North American Coal, the recent achievement of commercial operation at the power plant served by the Red Hills Mine is a key milestone. As a result, North American Coal's existing mines -- six lignite coal mines and one Florida dragline operation -- are all operating soundly and should collectively continue to provide steady income, high return on the company's equity investment and steady free cash flow.

     North American Coal's future growth prospects will come from using its outstanding operational skills in new coal mining projects. The company's primary focus will be on developing its 1.4 billion tons of uncommitted lignite coal reserves, some of which have cost structures that could lead to very competitive long-term electric generation costs.

     The future, however, is unclear due to the regulatory uncertainty facing new coal-fired power plants. The ultimate resolution of the country's energy and environmental policies will have a profound impact on the magnitude of North American Coal's future growth opportunities -- both for developing its own lignite coal reserves and the reserves of others on a contractual basis. Despite these uncertainties, North American Coal is working very hard on developing new lignite coal mining opportunities in the U.S., and internationally as well. Indeed, we are confident that opportunities will develop over the coming years as they have in the past.

                                    #  #  #

     Overall, then, I am confident that NACCO Materials Handling Group, Hamilton Beach/Proctor-Silex, Kitchen Collection and North American Coal have the strategic programs in place to continue to strengthen their leadership and sound competitive positions and generate very attractive returns and free cash flow. The programs are in place. The focus now is on executing those programs and our business plans. We fully intend to make them happen over the next five years.

         That concludes my formal remarks. Now I will be happy to answer any questions you may have.